

May 25, 2011

Via Facsimile
Frank J. Coyne
Chief Executive Officer
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

>   **Re: Verisk Analytics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 001-34480**

Dear Mr. Coyne:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 29

1.   We note the EBITDA non-GAAP financial measure disclosed on page 31 is calculated differently than that described as EBITDA in Item 10(e)(1)(ii)(A) of Regulation S-K. Please tell us how you considered Question 103.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures with regard to characterizing this non-GAAP measure as "EBITDA." Similar concerns apply to your Forms 8-K filed February 28, 2011 and May 3, 2011.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies:

(b) Revenue Recognition, page 66

2.	We note that for software arrangements related to your property-specific rating and underwriting information and loss prediction solutions that include post-contract customer support ("PCS"), you recognize software license revenue ratably over the duration of the annual license term as vendor-specific objective evidence of PCS, the only remaining undelivered element, cannot be established. Please clarify whether PCS associated with these arrangements is coterminous, and if not, how you considered the guidance in ASC 985-605-25-70.

(d) Fixed Assets and Finite-lived Intangible Assets, page 67

3.	We note your software development costs are capitalized in accordance with ASC 350-40. Please clarify whether these costs solely relate to the software services you provide and account for under ASC 605. If these costs also relate to your software licensed or hosted and accounted for under ASC 985-605, tell us how you considered the guidance in ASC 985-20-25 and ASC 605-55-125 regarding the capitalization of such costs. In your response, also tell us whether you have capitalized any costs pursuant to the guidance in ASC 985-20-25.

Note 20. Commitments and Contingencies, page 107

4.	We note that you have settled, or have agreed to settle, certain litigation related to your Xactware and Interthinx subsidiaries but have not disclosed the amounts of the respective settlements. Please tell us the amount of the settlements related to these cases, including your consideration for disclosing such amounts, and whether any amounts were accrued as of December 31, 2010. Refer to ASC 450-20-50.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief